KWESST ANNOUNCES ISSUANCE OF SHARES

IN PAYMENT OF CERTAIN DEBTS

October 31, 2023 - OTTAWA - KWESST Micro Systems Inc. (TSXV: KWE ("KWESST") (NASDAQ: KWE) or the "Company") announces that it intends to issue 46,706 common shares at a deemed price per share of CAD$2.09 in settlement of a debt in an amount of approximately CAD$97,615. The debt resulted in a tail obligation relating to services rendered by a third-party consultant, which the Company has elected to pay in common shares.

The common shares to be issued pursuant to the Debt Settlement (signed on October 31, 2023) will be subject to a four-month hold period pursuant to applicable securities legislation and the policies of the TSX Venture Exchange.

About KWESST

KWESST (NASDAQ, TSXV: KWE) (FSE: 62UA) commercializes breakthrough next-generation tactical systems for military and public safety agencies and personal defense. The company's current portfolio of unique proprietary offerings includes non-lethal systems (PARA OPSTM and ARWENTM) with application across all segments of the non-lethal market, including law enforcement and personal defense. KWESST also facilitates digitization of tactical forces with its signature TASCS system for real-time awareness and targeting information from any source (including drones) streamed directly to users' smart devices and indirect fire weapons. Other KWESST products include countermeasures against threats such as lasers and electronic detection. These include: the PhantomTM electronic battlefield deception system to mask the electromagnetic signature of friendly forces with decoy signatures at false locations that deceive and confuse adversaries; a Battlefield Laser Detection System to counter the emerging threat of laser targeting of personnel; and, a developmental non-kinetic system to counter the threat of tactical drones. These systems can operate stand-alone or integrate seamlessly with third-party OEM products and networked battlefield management systems such as ATAK. The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/
Contact:
David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, Chief Financial Officer: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com (587-225-2599)

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.